EXHIBIT 99.143
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 MARCH 18, 2004

           ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF $0.23 PER UNIT

                                  (TSX: AVN.UN)
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Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of March will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 15.0% based on the March 17, 2004 closing price of $18.45 per Unit.

The distribution will be payable on April 15, 2004 to Unitholders of record at the close of business on March 31, 2004. The ex-distribution date is March 29, 2004. The cash distribution is based on 38.1 million Units currently outstanding.

For further information contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      e-mail: advantage@advantageincome.comom